EXHIBIT E
TO SCHEDULE 13D/A

PLEDGED SHARES

Certain of the Reporting Persons have pledged shares of the Class A Common Stock listed above as beneficially owned by them to secure personal lines of credit and other personal borrowings unrelated to their acquisition of the issuer's stock as reflected in the table below.

Reporting Person	**Number of Pledged Shares**	**Name of Pledgee**
Frank B. Holding, Jr.	90,000	Wells Fargo Bank
	20,000	Bank of America
	88,052	Truist Bank
Hope H. Bryant	26,000	Bank of America
	108,362	Truist Bank
Olivia B. Holding	10,000	Bank of America
	40,000	Truist Bank
Claire H. Bristow	30,000	Truist Bank
Carson H. Brice	4,890	Truist Bank